UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of April and May, 2026

Commission file number 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

1st Floor, 27 Soho Square

London, W1D-3QR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Share Purchase Agreement

On April 30, 2026, Genius Sports Limited (the “Company” or “Genius”), Lion Bidco (Guernsey) Limited, a wholly-owned indirect subsidiary of Genius (the “Buyer”), Epos Capital Ltd (the “Seller”), Nicholas Kisberg (together with the Seller, the “Seller Parties”) and Zeal Ltd (“Legend”) consummated the previously announced acquisition by the Buyer of the entire issued share capital of Legend (the “Transaction”). Pursuant to the terms of the Share Purchase Agreement, dated February 5, 2026, between the Company, the Buyer, the Seller Parties and Legend (as may be amended from time to time, the “Agreement”), at the closing of the Transaction (the “Closing”) the Buyer paid to the Seller an aggregate consideration amount consisting of:

•

$800,000,000 in cash, subject to certain customary adjustments related to cash, indebtedness and other debt-like items, working capital and phantom-based awards and options granted under the Zeal Ltd Global Long Term Incentive Plan; and

•

10,088,781 ordinary shares, par value $0.01 (“Ordinary Shares”), of the Company issued at the Closing, calculated using a volume weighted average share price of the Company’s shares as described in the Agreement (the “Completion Stock”).

The Buyer is also obligated to pay additional earn-out consideration, as and when required pursuant to the terms of the Agreement, as described in the Company’s Report on Form 6-K filed with the SEC on February 5, 2026 (File No. 001-40352). If additional earn-out consideration is payable, such consideration is payable, at the Buyer’s election, in cash or Ordinary Shares (such shares (if issued), together with the Completion Stock, the “Consideration Stock”).

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the full text of the Agreement, a copy of which is attached hereto as Exhibit 4.1 and incorporated herein by reference.

Lock-Up Agreement

Pursuant to the Agreement and concurrently with the Closing, the Company, Buyer and the Seller Parties entered into a Lock-Up and Orderly Sell-Down Agreement (the “Lock-Up Agreement”). Under the terms of the Lock-Up Agreement, the Seller Parties are subject to a lock-up with respect to the Consideration Stock, pursuant to which, subject to certain exceptions, the Seller Parties may not sell, pledge, lend or otherwise transfer the Consideration Stock for a duration of six-months from the date of issuance of each tranche of Consideration Stock.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of the Lock-Up Agreement, a copy of which is attached hereto as Exhibit 4.2 and incorporated herein by reference.

Financing

On April 30, 2026, Lion Topco (Guernsey) Limited, a wholly-owned subsidiary of Genius (“Holdings”) and Lion Jersey Financing LP Limited, a wholly-owned indirect subsidiary of Genius (the “Borrower”), entered into that certain Credit Agreement, by and among, Holdings, the Borrower, U.S. Bank National Association, as administrative agent and collateral agent (the “Administrative Agent”), Goldman Sachs Bank USA, Deutsche Bank AG New York Branch and Citizens Bank N.A., as joint lead arrangers and joint bookrunners, the other lenders from time to time party thereto, and the guarantors referred to therein (“Guarantors”, together with the Borrower, the “Credit Parties”) (the “Credit Agreement”).

The Credit Agreement comprises a $825 million senior secured term loan facility, a $220 million senior secured revolving credit facility and, subject to certain conditions, the capacity to incur additional incremental facilities. The financing arrangements are secured by substantially all of the Credit Parties’ assets (subject to customary exceptions).

The maturity date of the Credit Agreement is April 30, 2031. Commencing with the fiscal quarter ending December 31, 2026, the initial term loan facility will amortize in equal quarterly installments in an amount equal to 1.25% of the original principal amount of the initial term loan facility, with the balance payable on the maturity date. Interest accrues on loans under the Credit Agreement at a rate per annum equal to the sum of the applicable reference rate and the applicable margin. The applicable margin on the date of the Credit Agreement for (each of the following capitalized terms is a reference rate and is defined in the Credit Agreement) (i) Term SOFR term loans is 3.50%, (ii) ABR term loans is 2.50%, (iii) Term SOFR, EURIBOR and SONIA revolving loans, 3.50% and (iv) ABR revolving loans, 2.50%. In each case, the applicable margin is subject to three 25 basis points step downs based upon achieving certain leverage ratios and the delivery of certain financial statements under the Credit Agreement. Additionally, the Borrower is required to pay a commitment fee to each revolving credit facility lender at an annual rate of 0.35% which is subject to three 5 basis points step downs based upon achieving certain leverage ratios and the delivery of certain financial statements under the Credit Agreement.

The Credit Agreement includes voluntary and mandatory prepayment provisions, representations and warranties, affirmative and negative covenants, events of default and other customary terms for financings of this type. The affirmative covenants include among others (i) the delivery of financial statements, (ii) maintenance of insurance, (iii) payment of taxes and (iv) the preservation of existence. The negative covenants include, among others, restrictions on (i) indebtedness, (ii) liens, (iii) fundamental changes, (iv) sale of assets and (v) certain payments, in each case, subject to certain de minimis thresholds, exceptions and baskets. The Credit Agreement also contains two financial covenants, a maximum total net leverage ratio covenant and an interest coverage ratio covenant, which are tested quarterly. The events of default include among others (i) non-payment, (ii) breaches of representations and covenants, (iii) cross-defaults with respect to material indebtedness, (iv) certain bankruptcy or insolvency events, (v) material judgments and (vi) a change of control, with certain events of default subject to notice and cure periods.

The description above is only a summary of the material provisions of the Credit Agreement. A copy of the Credit Agreement will be filed with the Company’s Annual Report on Form 20-F for the year ending December 31, 2026.

Press Release

On May 1, 2026 the Company issued a press release announcing the Closing. A copy of the press release is attached hereto as Exhibit 99.1. Exhibit 99.1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act.

The information contained in this Form 6-K, but excluding Exhibit 99.1, is incorporated by reference into the Company’s registration statements on Form F-3 (No. 333-265466), Form F-3ASR (No. 333-279227) and Form S-8 (Nos. 333-264254, 333-266904, 333-269093, 333-285829 and 333-294381).

Forward-Looking Statements

This report contains forward-looking statements as defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements, including but not limited to statements relating to the results of the combined company and the benefits from Transaction. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Although the Company believes that the forward-looking statements contained in this report are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the outcome of any legal proceedings related to the Transaction or otherwise, including the risk of shareholder litigation in connection with the Transaction, including resulting expense; the ability of the combined company to successfully manage legal, tax and regulatory risks relating to the Transaction; difficulties and delays in integrating Legend’s business into that of the Company’s business; failing to fully realize anticipated cost savings and other anticipated benefits of the Transaction when expected or at all; business disruptions from the Transaction that will harm the combined company’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the completion of the Transaction; the ability of the combined company to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the Ordinary Shares of the Company following the Transaction, including the dilution caused by the Company’s issuance of additional shares as earn-out consideration; the continued availability of capital and financing following the Transaction; the effects of global economic, political, market, and social events or other conditions; risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; and other factors included under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2025.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this report, or the documents or communications to which we refer readers in this report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

EXHIBITS

Exhibit No.	Description

4.1	Share Purchase Agreement, dated February 5, 2026, between Genius Sports Limited, Lion Bidco (Guernsey) Limited, Epos Capital Ltd, Nicholas Kisberg and Zeal Ltd (incorporated by reference to Exhibit 4.15 of Genius Sports Limited’s Annual Report on 20-F (File No. 001-40352) filed with the U.S. Securities and Exchange Commission on March 17, 2026).

4.2	Lock-Up and Orderly Sell-Down Agreement, dated April 30, 2026, between Genius Sports Limited, Lion Bidco (Guernsey) Limited, Epos Capital Ltd, Nicholas Kisberg and Zeal Ltd.

99.1	Press Release, dated May 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: May 1, 2026	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer